EXHIBIT 10.58

                     SHELLS SEAFOOD RESTAURANTS, INC.

                        INVESTORS RIGHTS AGREEMENT


THIS INVESTORS RIGHTS AGREEMENT (the "Agreement") is entered into as of January 31, 2002, by and among Shells Seafood Restaurants, Inc., a Delaware corporation (the "Company"); Shells Investment Partners, LLC and Banyon Investment, LLC (each a "Purchaser" and collectively, the "Purchasers"); and the Persons identified in
Schedule I hereto (together with the legal representative(s) of each, the "Shareholders").

BACKGROUND INFORMATION

The Company and its subsidiaries entered into a Securities Purchase Agreement dated January 31, 2002 (the "Purchase Agreement") with the Purchasers pursuant to which the Purchasers loaned Two Million Dollars ($2,000,000) to the Company. To induce the Purchasers to execute and deliver the Purchase Agreement, the Company has agreed to provide certain preemptive rights to the Purchasers, be governed by a seven person Board of Directors and cause certain of the Company's Shareholders and securityholders to execute this Agreement. Accordingly, in consideration of the mutual promises and covenants hereinafter set forth, the parties hereto agree as follows:

OPERATIVE PROVISIONS


1.  DEFINITIONS; EFFECT; SECURITIES COVERED

1.1 Definitions. All capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to them in the Purchase Agreement. As used herein in this Agreement, the following terms shall have the following respective meanings:

"Affiliate" shall mean, with respect to any Person, any other
Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with such Person.

"Common Stock" means the authorized common stock, $.01 par value per share, of the Company.

"Company Securities" means the Common Stock, the Preferred Stock,
Options and any other equity securities of the Company issued and outstanding at any time.

"Family Member" means, as applied to any Person, such Person's spouse, domestic partner, children (including each stepchild or adopted child), grandchildren, parent(s), brother(s) or sister(s), the spouse or domestic partner of any of the foregoing, and each trust created for the exclusive benefit of any one or more of such Family Members, as well as a corporation or other entity controlled at all times by such Person or his or her legal representative and beneficially owned by such Person and his or her Family Members or any one or more of them.

"Fully Diluted Basis" shall mean (a) with respect to any shares of capital stock of the Company the aggregate of all of such shares which consist of Common Stock, and (b) with respect to any other securities which are not Common Stock, the number of shares of Common Stock into which such securities are convertible at the time of determination of such Fully Diluted Basis, and (c) with respect to any options, warrants or other rights to acquire shares of Common Stock (or securities convertible into or exchangeable for Common Stock) the maximum number of shares of Common Stock issuable at the time of such determination in connection with the exercise of any such options, warrants or other rights to subscribe, convert or exchange.

"New Shares" shall mean (a) any shares of Common Stock, Preferred Stock or other equity securities of the Company whether now authorized or not, (b) any rights, options or warrants to purchase such shares, and (c) securities of any type that are, or may become, convertible into, exercisable, exchangeable or carrying rights to subscribe for any equity securities of the Company (collectively with the securities referred to in clause
(b) above, "Options"); provided, that "New Shares" does not include (i) securities issued pursuant to the acquisition of another Person by the Company by merger, consolidation, exchange of shares, the purchase of substantially all of such Person's assets or otherwise which has been approved by the Purchasers;
(ii) Strategic Investor Shares; (iii) Options issued in conformity with all applicable provisions of a Company Board of Director approved stock option plan or grant, as may be amended from time to time, to one or more of the employees, directors or consultants of the Company (each an "Option Plan"); (iv) Common Stock issued to the Company's shareholders in connection with any stock split, stock dividend or recapitalization by the Company; (v) Common Stock issued pursuant to the exercise of Options granted under the Option Plan; (vi) shares issued upon conversion of the shares of Preferred Stock outstanding as of the date hereof; and (vii) any securities issued to any Purchaser pursuant to the provisions of
Section 4(h) of the Warrant.

"Notice of Proposed Issuance" shall have the meaning specified in
Section 3.1(a).

"Offered New Shares" shall have the meaning specified in Section
3.1(a).

"Option Plan" shall have the meaning specified within the definition of "New Shares".

"Options" shall have the meaning specified within the definition of "New Shares".

"Person" means an individual, corporation, limited liability company, association, partnership, joint venture, trust, unincorporated organization and any government, governmental department or agency or political subdivision thereof.

"Preferred Stock" means the 2,000,000 shares of Preferred Stock presently authorized for issuance by the Company and, as the context permits, all shares of the Company's Common Stock issued in respect thereof or upon the conversion thereof.

"Purchase Agreement" shall mean that certain Securities Purchase
Agreement dated as of January 31,2002 between, among others, the Company and the Purchasers.

"Purchasers" shall mean Shells Investment Partners, LLC, a Florida limited liability company and Banyon Investment, LLC..

"Securities Act" shall mean the Securities Act of 1933, as amended.

"Shareholders" shall have the meaning given such term in the preamble to this Agreement.

"Shares" shall have the meaning given such term in Section 1.3 of this Agreement.

"Strategic Investor Shares" shall mean securities of any kind, including, without limitation, debt securities, equity securities, convertible or exchangeable securities, options, warrants, or Shares, issued to an investor ("Strategic Investor") who is capable of materially contributing, directly or indirectly (other than by the mere investment of capital), to the Company's business prospects or value and who is approved as such in advance of its investment by the Purchasers. The Purchasers shall have approved a proposed issuance of Strategic Investor Shares in the event that
(i) the Company gives notice of the proposed issuance of such shares to Purchasers, and (ii) and neither Purchaser indicates its disapproval in writing within seven (7) business days of receipt of such notice.

"Thirty Day Period" shall have the meaning specified in Section
3.1(b).

"Transfer" shall mean, with respect to any Company Securities, any transfer, sale, gift, exchange, assignment, pledge or other disposition by a Shareholder.

1.2	Effect.  This Agreement shall be deemed effective on the date it is executed by all Shareholders.

1.3	Shares Covered.  Shares covered by this Agreement ("Shares")
shall include the following Shares held by the Shareholders who are or become parties to this Agreement: (i) the shares of Common Stock presently issued and outstanding, (ii) shares of Common
Stock issued in respect of such shares (including, but not limited to, stock splits, stock dividends, reclassifications, recapitalizations, or similar events), and (iii) any shares of Common Stock issued upon the exercise of any Options held by any party hereto, whether such Options are granted and issued by the Company or by any Shareholder, including, but not limited to, any as may be identified on Schedule I hereto.

2.	AFFIRMATIVE COVENANTS OF THE COMPANY AND THE SHAREHOLDERS.

2.1	Transfers to Affiliates. Each and every transferee or
assignee of the Shares from any Shareholder or Purchaser who is an Affiliate of the transferor or assignor shall be bound by and subject to all the terms and conditions of this Section 2. So long as its provisions are in effect, the Company shall require, as a condition precedent to the transfer of any Shares covered by this Section to an Affiliate of the transferor, that the transferee Affiliate agree in writing to be bound by, and subject to, the terms and conditions of this Section 2 and to ensure that each transferee of the Shares shall be likewise bound.

Each of the parties acknowledges that all other parties hereto will be irreparably damaged in the event that the provisions of this Section are not specifically enforced. Accordingly, should any dispute arise pursuant to Section 2 of this Agreement, the parties agree that an order of injunction to restrain, enjoin and prevent each breach of this Agreement by any other party(ies) and to enforce specifically all terms and provisions of this Agreement shall be an appropriate remedy. Such remedy shall be cumulative and shall be in addition to any other remedies which any party may have at law or in equity.

Notwithstanding the foregoing and the provisions of Sections 4 and 7 hereof, each Shareholder, Purchaser and his, her or its respective transferee Affiliates, can dispose of the Options and Shares to an unaffiliated third party (whether through private transactions or in market transactions) free of the restrictions set forth in this Agreement.

2.2	Additional Security.  The Company shall, as soon as
possible after the closing of the Purchase Agreement, use its good faith effort to grant to the Purchasers a mortgage on all of its real estate and collaterally assign all of its rights under its real property lease agreements, subject to existing liens and to obtaining the necessary consents. The Company will use its good faith efforts to obtain such consents, provided however, with regard to the collateral assignments of leases, the Board of Directors of the Company shall determine whether or not to approach various landlords under such leases. Notwithstanding the foregoing, no such mortgage, lien or assignment of rights shall be made with respect to the Winterhaven location or facility, to the extent that the Company is successful in its efforts to refinance the facility within the one hundred eighty day period following the date of this Agreement.

3.	PREEMPTIVE RIGHTS.

3.1	Right to Purchase. The Company shall only issue New
Shares in accordance with the following terms:
(a)	In the event the Company desires to issue any New Shares,
it shall first deliver to the Purchasers notice (the "Notice of Proposed Issuance") specifying the type and total number of such New Shares which the Company then desires to issue (the "Offered New Shares"), all of the terms, including the price, upon which the Company proposes to issue the Offered New Shares, and stating the Purchasers shall have the right to purchase the Offered New Shares in the manner specified in this Section 3.1 at the price and in accordance with the terms and provisions specified in such Notice of Proposed Issuance.
(b)	During the 30 consecutive day period commencing on the
date the Notice of Proposed Issuance has been delivered to the Purchasers (the "Thirty Day Period"), the Purchasers shall have the option to purchase all of the Offered New Shares at the price and terms specified in the Notice of Proposed Issuance. If either Purchaser elects to purchase Offered New Shares it must give notice of its election to the Company during such Thirty Day Period.
(c)	If all of the Offered New Shares have not been purchased
by the Purchasers, then the Company shall have the right, until the expiration of 180 consecutive days commencing on the first day immediately following the expiration of the Thirty Day Period (subject to Section 3(e) below), to issue the Offered New Shares at not less, and on terms no more favorable to the purchaser, than the price and terms specified in the Notice of Proposed Issuance. If for any reason the Offered New Shares are not issued within such period and at such price and on such terms, the right to issue in accordance with the Notice of Proposed Issuance shall expire and the provisions of this Agreement shall continue to be applicable to the Offered New Shares.
(d)	The Purchasers shall set the place, time and date for the
closing of the purchase of the Offered New Shares, which closing shall not be more than 20 days after the first day immediately following the expiration of the Thirty Day Period.
(e)	The Purchasers shall each be entitled to purchase fifty
percent (50%) of the Offered New Shares. In the event that one of the Purchasers elects not to purchase all of the Offered New Shares it is entitled to purchase, the other Purchaser shall have the right, during the succeeding ten day period to purchase all or a portion of such shares.

3.2	Purchase Price Payment Form. The purchase price for the
Offered New Shares shall, unless otherwise agreed in writing by the parties to such transaction, be paid in cash or by certified check at the date of the closing, provided that at the election of each buyer, made prior thereto, such buyer shall have the right to purchase such Offered New Shares on the terms set forth in the Notice of Proposed Issuance.

3.3	Closing. At the closing, the buyers shall deliver the
consideration required by Section 3.2 and the Company shall deliver certificates representing the Offered New Shares purchased

3.4	Termination. The rights granted to the Purchasers pursuant to this Section 3 shall terminate with respect to a Purchaser when such Purchaser owns less than 13% of the Company's Securities on a Fully Diluted Basis, or if earlier on the date that all amounts due and payable under the Notes have been paid in full.

4.	COMPOSITION OF BOARD.   From and after the date hereof, each
Shareholder (and if applicable, each Purchaser) shall vote all of the voting Company Securities over which such Person has voting control, and shall take all other actions as a shareholder, within his, her or its control, reasonably requested by the Company or any other Shareholder or Purchaser (whether in his, her or its capacity as a shareholder, director, member of a board committee or officer of the Company and including, without limitation, attendance at meetings in person or by proxy for purposes of obtaining a quorum or voting on a particular issue, and execution of written consents or resolutions in lieu of meetings), and the Company shall take all actions within its control reasonably requested by any Shareholder or Purchaser (including, without limitation, calling special board and shareholders' meetings) so that:
(1)	At all times the Company is in compliance with all of its
obligations under the Purchase Agreement and the Transaction
Documents.
(b).	At all times until the termination of this Agreement:
(i)	the authorized number of directors of the Company's
Board of Directors (the "Board") shall be established and
maintained at seven and the Board shall act by majority vote;
(ii)	the Chief Executive Officer of the Company shall be on the
Board of Directors and the Purchasers shall have the right to designate the remaining six nominees for election as the remaining six members. Currently, the Chief Executive Officer is David
Head. Each Purchaser shall be entitled to designate three members to serve on the Board of Directors of the Company: Banyon Investment, LLC appoints Philip R. Chapman, Richard A. Mandell and Christopher D. Illick to serve as its representatives. Shells Investment Partners, LLC selects Thomas R. Newkirk, J. Stephen Gardner and John N. Giordano to serve as its representatives.
Each Purchaser shall designate from time to time, the persons it desires elected to the Board at each election of directors during the term of this Agreement and the Shareholders will vote their Shares in favor of that slate and will use their good faith efforts to cause such persons to be elected to the Company's Board of Directors.

5.	REMOVAL OF BOARD REPRESENTATIVES.  Any director designated
hereunder by a Purchaser shall be removed from the Board at the written request of that Purchaser.

6.	BOARD OF DIRECTOR MEETINGS; OBSERVER RIGHTS.

6.1	Board Meetings.	The Company agrees to hold a meeting of its
Board of Directors at least 4 times per Fiscal Year and not less frequently than once per 120 days (the "Company's Quarterly Meeting"). George W. Heaton and William E. Hattaway (the "Designated Observers") shall have the right to attend all meetings of the Board of Directors of the Company in a non-voting observer capacity; provided, however, that in the case of telephonic meetings conducted in accordance with the governing documents of such Company and applicable law, the Designated Observers shall be given the opportunity to listen to such telephonic meetings; provided, however, that (i) the members of the Board of Directors and the Designated Observers shall be given at least 10 days prior written notice of each Quarterly Meeting of Company, and (ii) the Designated Observers shall be given all written materials and other information provided by Company to the members of its Board of Directors in connection with such eetings. Company shall notify the Designated Observers, as promptly as practicable, of the proposed taking of any material action by written consent of its Board of Directors in lieu of a meeting thereof and a copy of such written consent shall be provided to the Designated Observers as soon as practicable.

6.2	Expenses.	The Company shall promptly reimburse the Designated
Observers, as well as members of Company's Board of Directors, for any and all reasonable out-of-pocket expenses incurred by such individuals in connection with both attendance at meetings of the Board of Directors and other Board-related activities.

6.3	Indemnification.	The Designated Observers shall be
entitled to indemnification to the fullest extent permissible under applicable law and to the extent available, if at all, under Company's Directors' and Officers' insurance policy.

6.4	Termination	The rights set forth in this Section 6 shall
not be transferable and only shall be available for so long as the Purchasers or any legal successor(s) in interest thereto collectively own of record, in the aggregate, more than thirteen percent (13%) of the Company Securities on a Fully Diluted Basis, or if earlier, the date that all amounts due and payable under the Notes have been paid in full. Notwithstanding the foregoing, the Purchasers may jointly agree to rescind the observer status granted to any one or more of the Designated Observers.

7.	QUALIFYING PERCENTAGE.   The rights of either Purchaser
to designate any Board nominees or representatives shall expire in the event such Purchaser or any legal successor(s) in interest thereto collectively own of record, in the aggregate, less than thirteen percent (13%) of the Company Securities on a Fully Diluted Basis, or if earlier, the date that all amounts due and payable under the Notes have been paid in full. The obligation of a Purchaser to vote shares provided hereunder shall terminate upon the other Purchaser or any legal successor in interest thereto collectively owning of record, in the aggregate, less than 13% of the Company's Securities on a Fully Diluted Basis or, if earlier the date all amounts due and payable under the Notes have been paid in full. Notwithstanding the foregoing, once the Notes have been paid in full, Shells Investment Partners, LLC shall, as long as it owns at least thirteen percent (13%) of the Company Securities on a Fully Diluted Basis, be entitled to designate one nominee to the Board of Directors and the Shareholders and Banyon Investment, LLC will vote any Shares that they or their affiliates own at such time in favor of that person and will use their good faith efforts to cause such person to be elected to the Company's Board of Directors.

8.	JURISDICTION, VENUE AND ARBITRATION

8.1	Consent to the Exclusive Jurisdiction of the Courts of
Florida

Except as otherwise provided in, and subject to the provisions of,
Section 12 of the Purchase Agreement:
(a)	Each of the parties hereto hereby consents to the exclusive
jurisdiction of the state courts of Hillsborough County, Florida and the United States District Court for the Middle District of Florida, as well as to the jurisdiction of all courts to which an appeal may be taken from any such court, for the purpose of any suit, action or other proceeding arising out of, or in connection with, this agreement or any of the transactions contemplated hereby or thereby, including, without limitation, any proceeding relating to ancillary measures in aid of arbitration, provisional remedies and interim relief, or any proceeding to enforce any arbitral decision or award.
(2)	Each party hereby expressly waives any and all rights to
bring any suit, action or other proceeding in or before any court or tribunal other than the courts of Hillsborough County, Florida and the United States District Court for the Middle District of Florida, as well as to the jurisdiction of all courts to which an appeal may be taken from such courts, and covenants that it shall not seek in any manner to resolve any dispute other than as set forth in this Section 8 or to challenge or set aside any decision, award or judgment obtained in accordance with the provisions hereof.

(3)	Each of the parties hereto hereby expressly waives any
and all objections it may have to venue, including, without limitation, the inconvenience of such forum, in any of such courts.
 In addition, each of the parties consents to the service of process by personal service or any manner in which notices may be delivered hereunder in accordance with Section 9.5.

8.2	Waiver Of Jury Trial.   Each of the parties hereto hereby
voluntarily and irrevocably waives trial by jury in any action or other proceeding brought in connection with this Agreement or any of the transactions contemplated hereby or thereby.

8.3	Equitable Remedies. The parties hereto agree that
irreparable harm will occur in the event that any of the agreements, covenants and provisions of this Agreement are not fully performed in accordance with their specific terms or conditions or are otherwise breached, and that money damages are an inadequate remedy for breach of the Agreement because of the difficulty of ascertaining and quantifying the amount of damage that will be suffered by a particular party upon such non-performance or other breach. It is therefore agreed that each party shall be entitled to injunctive relief to restrain, enjoin and prevent each breach of this Agreement by any other party(ies) and to enforce specifically its terms and provisions in any court of the United States or of any state having jurisdiction hereunder, such remedy being in addition to, and not in lieu of, any other rights and remedies to which each party is otherwise entitled to at law or in equity.

9.	MISCELLANEOUS

9.1	Waivers and Amendments.  The rights and obligations of
each party to this Agreement may not be waived (either generally or in a particular instance, either retroactively or prospectively, and either for a specified period of time or indefinitely) or amended without the written consent of the Purchasers, the Company and the Shareholders holding a majority of the Shares owned by all Shareholders. Upon the effectuation of each such waiver or amendment, the Company shall promptly give notice thereof to the holders of the Shares who have not previously consented thereto.

9.2	Governing Law.  This Agreement, and the application or
interpretation thereof, shall be governed exclusively by its terms and by the laws of the State of Florida.

9.3	Successors and Assigns.  Except as otherwise expressly
provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, devisees, heirs and personal representatives of the parties hereto.

9.4	Entire Agreement.  This Agreement constitutes the full
and entire understanding and agreement between the parties with regard to the subjects hereof and thereof.

9.5	Notices.  All demands, notices, requests, consents and other communications required or permitted under this Agreement shall be in writing and shall be personally delivered or sent by facsimile machine (with a confirmation copy sent by one of the other methods authorized in this Section), commercial courier or United States Postal Service overnight delivery service, or, deposited with the United States Postal Service and mailed by first class, registered or certified mail, postage prepaid, as set forth below:

If to the Company:
Shells Seafood Restaurants, Inc.
16313 North Dale Mabry Highway, Suite 100
Tampa, Florida 33618
Telecopier Number: (813) 908-0175
Attention: Chief Executive Officer


with a copy to:
Sheldon G. Nussbaum, Esq.
Fulbright & Jaworski L.L.P.
666 Fifth Avenue, 32nd Floor
New York, New York 10103
Telecopier Number: 212-318-3400

If to the Purchasers:
Shells Investment Partners, LLC
110 South Ashley Drive, Suite 1650
Tampa, Florida 33602
Telecopier Number: (813) 229-2359
Attention: Thomas R. Newkirk

and

Banyon Investment, LLC
645 Madison Avenue, 14th Floor
New York, New York, 10012
Telecopier No.:(212) 935-1976
Attention: Philip Chapman

in each case, with a copy to:
John N. Giordano, Esq.
Bush Ross Gardner Warren & Rudy, P.A.
220 South Franklin Street
Tampa, Florida 33602
Telecopier Number: (813) 223-9620

and if to any Shareholder, addressed to him, her, it or them at the addresses set forth on Schedule I, or as hereafter provided in the manner contemplated by this Agreement.

Notices shall be deemed given upon the earlier to occur of (i) actual receipt by the party to whom such notice is directed; (ii) if sent by facsimile machine, on the day (other than a Saturday, Sunday or legal holiday in the jurisdiction to which such notice is directed) such notice is sent if sent (as evidenced by the facsimile confirmed receipt) prior to 5:00 p.m. local time, and, if sent after 5:00 p.m. local time, on the day (other than a Saturday, Sunday or legal holiday in the jurisdiction to which such notice is directed) after which such notice is sent;
(iii) on the first business day (other than a Saturday, Sunday or legal holiday in the jurisdiction to which such notice is directed) following the day the same is deposited with the commercial carrier if sent by commercial overnight delivery service; or (iv) the fifth day (other than a Saturday, Sunday or legal holiday in the jurisdiction to which such notice is directed) following deposit thereof with the United States Postal Service as aforesaid. Each party, by notice duly given in accordance therewith may specify a different address for the giving of any notice hereunder.

9.6	Severability.  If any term or other provision of this
Agreement is held to be invalid, illegal or incapable of being enforced in any particular respect or under any particular circumstance, such term or provision shall nevertheless remain in full force and effect in all other respects and under all other circumstances, and all other terms, conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner, to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

9.7	Headings, Gender, Number.  The headings of this Agreement are inserted for convenience and identification only, and are in no way intended to describe, interpret, define or limit the scope, extent or intent hereof. Words of gender used herein may be read as masculine, feminine, or neuter, as required by context, and words of number may be read as singular or plural, as similarly required.


9.8	Counterparts.  This Agreement may be executed in any number
of counterparts, by means of multiple signature pages each containing less than all required signatures, and by means of facsimile signatures, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

9.9	Legal Fees and Costs.  If a legal action is initiated by any party to this Agreement against another, arising out of or relating to the alleged performance or non-performance of any right or obligation established hereunder, or any dispute concerning the same, any and all fees, costs and expenses reasonably incurred by each successful party or his, her or its legal counsel in investigating, preparing for, prosecuting, defending against, or providing evidence, producing documents or taking any other action in respect of, such action shall be the obligation of and shall be paid or reimbursed by the unsuccessful party(ies).



The foregoing Investors Rights Agreement is hereby executed as of the date first above written.


Shells Seafood Restaurants, Inc.
By:   /s/
Warren R. Nelson, Executive Vice President
           And Chief Financial Officer

Shells Investment Partners, LLC.
By:  /s/
Thomas R. Newkirk, Managing Member


Banyon Investment, LLC.
By:  /s/
Philip R. Chapman, Co-Managing Member
By:  /s/
Catherine R. Adler, Co-Managing Member


Shareholders

/s/
Frederick R. Adler

/s/
Philip Chapman

/s/
William E. Hattaway, solely with regard to his or his
affiliates agreement to vote the shares that he or his
affiliates own in accordance with the provisions of
Section 4 and 7 of this Agreement.



          Shells Seafood Restaurants, Inc.

          Investors Right  Agreement

                   January 31, 2002

           Schedule I - Shareholder List

                                             Number of
Shareholder                                  Shares Owned

Frederick R. Adler
1520 South Ocean Boulevard
Palm Beach, Florida 33480
Telecopier No.:(212) 318-3400                 1,194,326

Philip R. Chapman
645 Madison Avenue, 14th Floor
New York, New York, 10012
Telecopier No.:(212) 935-1976                    30,000

Banyon Investments, LLC
645 Madison Avenue, 14th Floor
New York, New York, 10012
Telecopier No.:(212) 935-1976
Attention: Philip R. Chapman	                   *

Shells Investment Partners, LLC
110 South Ashley Drive, Suite 1650
Tampa, Florida 33602
Telecopier Number: (813) 229-2359
Attention: Thomas R. Newkirk                        *


*	No shares currently owned.